Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations	$5,349	$3,621	$(165)	$496	$1,091
Plus: Taxes	282	293	275	214	253
Plus: Fixed charges	10,579	9,975	8,553	6,224	6,040
Total earnings	$16,210	$13,889	$8,663	$6,934	$7,384

Fixed charges
Interest expense	10,579	9,975	8,553	6,224	6,040
Total fixed charges	$10,579	$9,975	$8,553	$6,224	$6,040

Ratio of earnings to fixed charges	1.53	1.39	1.01	1.11	1.22